CERTIFICATE OF QUALIFIED PERSON
I, Bruce Davis, Ph.D., FAusIMM, do hereby certify that:

1.	I am an Independent Consultant of:
BD Resource Consulting Inc.
4253 Cheyenne Drive
Larkspur, Colorado, USA 80118

2.
This certificate applies to the technical report titled “NI 43-101 Technical Report - Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina” dated May 15, 2017 with an effective date of December 31, 2016 (the “Technical Report”).

3.	I graduated from the University of Wyoming with a Doctor of Philosophy degree (Geostatistics) in 1978.

4.	I am a Fellow of the Australasian Institute of Mining and Metallurgy, Registration Number 211185.

5.
I have practiced my profession continuously for 36 years and have been involved in geostatistical studies, QA/QC studies, mineral resource and reserve estimations and feasibility studies on numerous underground, open pit and in situ leach deposits in Canada, the United States, Mexico, Central and South America, and Africa.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am a co-author of the Technical Report. I am responsible for Sections 11 and 12 of the Technical Report.

8.	I have not visited the Project that is the subject of this Technical Report.

9.
I am responsible for four prior technical reports prepared for Golden Arrow Resources Corporation for the Project that is the subject of this Technical Report filed on SEDAR dated June 20, 2013, October 10, 2014, November 2, 2015 [amended] and May 27, 2016, and co-authored two additional technical reports filed on SEDAR dated January 20, 2014 and February 13, 2015 [amended].

10.	I am independent of Puna Operations Inc., Silver Standard Resources Inc., and Golden Arrow Resources Corporation, applying all of the tests in section 1.5 of National Instrument 43-101.

11.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 15th day of May, 2017.
(original signed by Bruce M. Davis)
________________________________
Bruce M. Davis, Ph.D., FAusIMM